20004485

PUBLIC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOENNING & SCATTERGOOD, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 TOWER BRIDGE, 200 BARR HARBOR DRIVE, SUITE 300
(No. and Street)

WEST CONSHOHOCKEN	PA	19428-2979
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DALE R WEIGAND 610-684-5416
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTONLARSONALLEN LLP
(Name – *if individual, state last, first, middle name*)

801 FELIX STREET	ST. JOSEPH	MO	64501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

EB.

PUBLIC

OATH OR AFFIRMATION

I, DALE R. WEIGAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOENNING & SCATTERGOOD, INC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
Lisa A. Weitzman, Notary Public
Montgomery County
My commission expires December 3, 2023
Commission number 1355935
Member, Pennsylvania Association of Notaries

Signature

CFO

Title

Notary Public

STATE OF PENNSYLVANIA
COUNTY OF MONTGOMERY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOENNING & SCATTERGOOD, INC.
December 31, 2019

CONTENTS

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Boenning & Scattergood, Inc.
West Conshohocken, Pennsylvania

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Boenning & Scattergood, Inc. (the Company) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases due to the adoption of ASU No. 2016-02, *Leases* (Topic 842).

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2016.

St. Joseph, Missouri
February 19, 2020

Public

BOENNING & SCATTERGOOD, INC.

Statement of Financial Condition
December 31, 2019

ASSETS	
Cash and cash equivalents	$ 722,779
Receivables:	
Clearing broker	922,154
Related parties	718,789
Customers and other	606,328
Securities owned, at fair value	7,030,839
Cash surrender value of life insurance	587,756
Deposit with clearing broker	100,000
Furniture, equipment and leasehold improvements, net	183,062
Other intangible assets, net	304,777
Operating lease right-of-use assets	2,767,714
Goodwill	370,516
Employee advances	450,819
Deposits and other prepaid expenses	876,536
Total assets	$ 15,642,069
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Clearing broker	$ 42,187
Securities sold, not yet purchased, at fair value	8
Notes payable	250,000
Operating lease liabilities	2,767,714
Accounts payable	398,030
Accrued expenses and other liabilities	2,753,123
Total liabilities	6,211,062
Stockholder's equity:	
Common stock, $.0625 par value; 50,000 shares authorized, 4,065 shares issued and 3,897 outstanding	254
Additional paid-in capital	1,566,816
Retained earnings	8,277,901
Treasury stock, at cost, 168 shares	(413,964)
Total stockholder's equity	9,431,007
	$ 15,642,069

See accompanying notes to financial statements.

(1) Nature of Business

Boenning & Scattergood, Inc. ("the Company") is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the 1914 Advisors name for its investment advisory business.

The Company is a wholly owned subsidiary of Boenning & Scattergood Holdings, Inc. ("Holdings" or "the Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claims exemption from the remaining provisions of that rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with a single clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Company, like other broker-dealers and investment advisors, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, and changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

(2) Summary of Significant Accounting Policies

Cash Equivalents

Short term investments with original maturities of three months or less and other highly liquid instruments, including money market funds, are considered cash equivalents.

Receivables

Receivables from clearing broker, related parties, and customers and other are carried at their estimated collectible amounts. In determining an estimated allowance for uncollectible amounts, the receivables are periodically evaluated for collectability based on known and inherent risks, and current economic conditions.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Proprietary securities transactions are recorded on trade dates. Interest and dividend income is recorded when earned.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value, continued

The Company may sell a security it does not own. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size will be realized upon the Company purchasing the security to cover the short sale.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("ASC") 820, *Fair Value Measurements and Disclosures.*

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Cash Surrender Value of Life Insurance

Cash surrender value of life insurance represents the Company's equity in whole life policies on certain officers and employees of the Company.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost, less accumulated depreciation and depreciated over their estimated useful lives, ranging from two to seven years. Leasehold improvements are stated at cost less accumulated amortization. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the assets, which generally range from two to nine years.

Other Intangible Assets

During 2018, the Company purchased a list of clients from retiring advisors, the fair value of which is originally represented at the associated cost. As of December 31, 2019, the Company owes the retiring advisors $250,000, which is recorded in notes payable. This asset is being amortized over the shorter of six years or when certain net revenue targets from the client list have been achieved by the Company. When evaluating whether this asset is impaired, the Company reviews the fair value of the client list, as a whole, during the fourth quarter of each year and if events occur, between evaluations. Fair value has been determined as the estimated annual revenues earned by the Company from such client list.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Other Intangible Assets, continued

The carrying amount of intangible assets and cumulative impairment losses at December 31, 2019 are as follows:

Intangible assets	$ 580,000
Cumulative amortization expense	(171,827)
Cumulative impairment losses	(103,396)
Intangible assets, December 31	$ 304,777

Financed Premiums

During 2019, the Company entered into a financing agreement for its insurance premiums related to policies that expire in 2020. At December 31, 2019, $240,184 remains in deposits and other prepaid expenses and accrued expenses and other liabilities, related to the agreement.

Goodwill

The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more-likely-than-not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is estimated using the market approach involving the evaluation of the market values of comparable publicly traded guideline companies and sales involving controlling interests in public or private guideline companies.

The carrying amount of goodwill, and cumulative impairment losses at December 31, 2019, are as follows:

Goodwill	$ 500,000
Cumulative impairment losses	(129,484)
Goodwill, December 31	$ 370,516

Continued...

(2) Summary of Significant Accounting Policies, Continued

Employee Advances

From time to time, the Company makes advances to employees. These advances are unsecured and may be forgiven by the Company, as long as the respective employee satisfies certain criteria, as specified in his or her advance agreement. At December 31, 2019, advances to employees were $450,819.

Notes Payable

In 2018, certain retiring advisors sold their client lists to the Company. During 2019, the Company paid $195,000 to these retiring advisors. Under these Agreements, the Company is required to make the following payments:

Year Ending December 31,	Amount
2020	$ 200,000
2021	50,000

The Company does not pay any interest for these notes.

Income Taxes

The Company is a wholly-owned subsidiary of Holdings. During 2007, the stockholder elected that the Company be taxed as an S corporation under the applicable provisions of federal and state law. Holdings is also taxed as an S corporation. Accordingly, the stockholders of Holdings are individually liable for the taxes on their respective shares of the Company's and Holdings' income or loss.

FASB ASC 740, *Income Taxes,* is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company files consolidated income tax returns with Holdings in the U.S. federal jurisdiction, and various other state jurisdictions. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the Internal Revenue Service ("IRS"), generally for three years after they were filed.

While not required to do so, the Company generally makes periodic distributions to Holdings for federal and state income taxes.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, receivable balances, and cash surrender value of life insurance. The Company principally utilizes banks and a money market fund to maintain its operating cash accounts and temporary cash investments. At certain times, bank balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. Uninsured cash balances were approximately $144,000 at December 31, 2019. The Company provides services to its customers under contractual arrangements. The Company records reserves at levels considered by management to be adequate to absorb estimates of probable future losses (uncollectable accounts) existing at the statement of financial condition date. These reserves are based on estimates, and ultimate losses may differ from these estimates. At December 31, 2019, there was no reserve for uncollectable receivables. The Company purchases life insurance with cash surrender value from multiple insurance companies. At December 31, 2019, the total cash surrender value of life insurance policies with the companies was approximately $360,000, $129,000 and $99,000, respectively. Amounts receivable from the Parent are unsecured.

The Company is engaged in various trading and brokerage activities in which its counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparties. Additional risks are described in Note 10.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Recently Adopted Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued Update No. 2016-02, Leases (Topic 842), in February 2016. From the lessee's perspective, the new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For public business entities, this guidance is effective for the first interim or annual period beginning after December 15, 2018. The Company adopted the new standard effective January 1, 2019 using the modified retrospective method. The Company has elected the package of practical expedients which permits the Company not to reassess under the new standard the Company's prior conclusions about lease identification, lease classification and initial direct costs. Upon adoption of ASC 842 on January 1, 2019, the Company recognized $4,056,686 operating lease liabilities with corresponding operating lease ROU assets. The Company's lease agreements primarily cover office facilities and equipment and expire at various dates. The Company's leases are operating leases, which are included in ROU assets and lease liabilities on the Company's statement of financial condition. The Company's current lease arrangements expire from 2020 through 2024, some of which include options to extend the lease. However, the Company in general is not reasonably certain to exercise options to renew, and therefore renewal options are not considered in the lease term or the ROU assets and lease liabilities balances. For leases with terms greater than or equal to twelve (12) months, ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. Our lease agreements do not provide a readily determinable implicit interest rate, so the Company utilizes its incremental borrowing rate as the discount rate used to determine the commencement date present value of lease payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. For leases with an initial term of less than twelve (12) months, the Company has elected to not recognize ROU assets and lease liabilities on the statement of financial condition as the Company recognizes lease expense for these leases on a straight-line basis over the term of the lease. Also see Note 8 (Commitments and Contingent Liabilities).

Recently Issued Accounting Pronouncements

The FASB issued Update No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, in January 2017. The objective of this guidance is to simplify an entity's required test for impairment of goodwill. This guidance is effective for a public business entity that is an SEC filer for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The adoption of this standard is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Subsequent Events

The Company has evaluated subsequent events through February 19, 2019, which is the date these financial statements were issued.

(3) Fair Value Measurements

FASB ASC 820 defines fair value and provides a framework for measuring and disclosing fair value in accordance with accounting principles generally accepted in the United States of America.

Various inputs may be used to determine the value of the Company's financial assets and liabilities. These inputs are summarized in three broad levels listed below. The input levels or methodologies used for valuing financial assets and liabilities are not necessarily an indication of the risk associated with those financial assets and liabilities.

Level 1: Quoted prices in active markets for identical financial assets and liabilities

Level 2: Observable inputs other than level 1 quoted prices

Level 3: Unobservable inputs

Observable inputs are inputs that other market participants may use in pricing a financial asset or liability. These may include quoted prices for similar assets and liabilities, interest rates, prepayment speeds, credit risk and others. The determination of what constitutes observable inputs requires judgment by management of the Company.

In situations where quoted prices or observable inputs are unavailable or deemed less relevant (for example, when there is little or no market activity for an asset or liability at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in pricing an asset or liability, and would be based upon available information.

For the year ended December 31, 2019, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

Common and Preferred Stock

The Company's investment in common and preferred stock is generally valued using quoted market prices for identical securities.

Continued...

(3) Fair Value Measurements, Continued

Corporate Debt Obligations

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used are for approximately the same maturity and credit quality as the bonds. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves and bond spreads.

Government & Municipal Obligations

The fair value of government and municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility.

The table below presents the balances of assets and liabilities measured at the fair value on a recurring basis at December 31, 2019:

Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Common stock:				
Financial sector	$ 722,425	$ -	$ -	$ 722,425
Other	35,516	-	-	35,516
Preferred stock:				
Financial sector	770,680	-	-	770,680
Other	614,167	-	-	614,167
Corporate debt obligations:				
Investment grade	-	28,554	-	28,554
Other **	-	29	-	29
Government & Municipal obligations:				
Investment grade	-	4,819,261	-	4,819,261
Other**	-	40,207	-	40,207
Total securities owned	$ 2,142,788	$ 4,888,051	$ -	$ 7,030,839
Securities sold, not yet purchased				
Common stock:				
Financial sector	$ 8	$ -	$ -	$ 8
Total securities sold, not yet purchased	$ 8	$ -	$ -	$ 8

** Includes securities with a Standard and Poor's rating lower than BBB- at December 31, 2019 or securities not rated by Standard and Poor's.

(4) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are summarized as follows at December 31, 2019:

Furniture and equipment	$	476,208
Leasehold improvements		262,503
Accumulated depreciation and amortization		(555,649)
	$	183,062

(5) Receivable from and Payable to Clearing Broker

FASB ASC 210, *Balance Sheet*, provides that a right of set-off exists when certain conditions are met. Management has determined that right of set-off exists for certain amounts receivable from and payable to the clearing broker, and has presented these amounts net in the accompanying statement of financial condition. Receivable from and payable to clearing broker, at December 31, 2019, consist of the following:

		Receivable (Payable)
Commissions receivable from clearing broker	$	843,868
Incentive from clearing broker		208,540
Fees payable to clearing broker		(130,254)
Receivable from clearing broker	$	922,154
Margin deposit at clearing broker	$	2,986,000
Margin loan		(3,408,405)
Receivable for income earned		380,218
Payable to clearing broker	$	(42,187)

The Company clears its proprietary and customer transactions through another broker dealer on a fully disclosed basis. The commission receivable and fees payable to the clearing broker relate to the aforementioned transactions and are collateralized by all cash and securities that the Company maintains with the clearing broker. The Company also maintains a clearing deposit of $100,000 with the clearing broker.

Continued...

(5) Receivable from and Payable to Clearing Broker, Continued

The Company carries its securities owned and securities sold, not yet purchased with the clearing broker. The clearing broker finances the Company's inventory under normal margin terms. The margin requirement at December 31, 2019 was approximately $618,000 and is included in the margin deposit held at clearing broker above. The Company pays interest on the margin loan at the clearing broker's call rate (3.50% at December 31, 2019). The Company also receives interest on the cash held at the clearing broker's call rate.

(6) 401(k) Savings and Profit-Sharing Plan

The Company sponsors a 401(k) savings and profit sharing plan covering all employees who have attained specified age and length of service requirements. Employees of the Company may elect to make contributions pursuant to a salary reduction agreement. Profit sharing and/or 401(k) matching contributions may be made to the plan at the discretion of the management of the Company.

(7) Net Capital and Reserve Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2019, the Company had regulatory net capital of $4,608,945, which was $3,987,945 in excess of its required net capital of $621,000. The Company's aggregate indebtedness was $3,091,630; the ratio of aggregate indebtedness to net capital was less than 0.68 to 1.

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

(8) Commitments and Contingent Liabilities

Leases

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms greater than or equal to one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from one to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, utilities and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the statement of financial condition as of December 31, 2019 are as follows:

Operating lease ROU assets	$ 2,767,714
Operating lease liabilities	2,767,714

Other information related to leases as of December 31, 2019 was as follows:

Weighted average remaining lease term:	
Operating leases	2.3 years
Weighted average discount rate:	
Operating leases	5.0%

Continued...

(8) Commitments and Contingent Liabilities, Continued

Leases, continued

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

Year Ending December 31,	Amount
2020	$ 1,436,931
2021	1,206,673
2022	442,816
2023	8,105
2024	786
Total undiscounted lease payments	$ 3,095,311
Less imputed interest	(327,597)
Total lease liabilities	$ 2,767,714

The Company leases certain office space from its parent. See Note 9 (Related Party Transactions). The future maturity of that lease is included above.

Other Commitments

The Company has obligations for the use of computer software which are greater than or equal to one year. The maturity of these obligations as of December 31, 2019 are as follows:

Year Ending December 31,	Amount
2020	$ 966,047
2021	379,488
2022	255,354

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. At times the Company is required to make a good faith deposit on an underwriting. At December 31, 2019, there were no outstanding good faith deposits.

Continued...

(8) Commitments and Contingent Liabilities, Continued

Agreement with Clearing Broker

The Company has an agreement with the clearing broker to carry the proprietary accounts of the Company, the cash, securities and margin accounts of the customers of the Company and to clear securities transactions on a fully disclosed basis for such accounts. The Company entered into an amended agreement with the clearing broker on March 1, 2015 that expires in February 2022. The Company received $1,000,000 as part of entering into the amended agreement, which is being amortized over the term of the agreement. The unamortized balance at December 31, 2019 is $309,524 and is recorded in accrued expenses and other liabilities in the accompanying statement of financial condition.

Litigation and Regulation

From time to time, the Company is involved in legal proceedings in the ordinary course of business. Management believes that the resolution of any remaining legal proceedings will not have a material adverse effect on the financial condition or the results of operations of the Company.

The Company has agreed to a settlement in principle of approximately $210,000, which has been accrued as of December 31, 2019, with a regulator over certain trading activities of the Firm. This settlement is subject to final review and approval. The Company believes that the regulator will accept the settlement substantially as proposed.

The Company is also subject to regulatory examinations.

Indemnifications

In the normal course of business, the Company may indemnify and guarantee certain service providers, such as the clearing broker, against potential losses in connection with their acting as an agent or, providing services to, the Company. The maximum potential amount of future payments that the Company may be required to make under these indemnifications cannot be reasonably estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for these indemnifications.

(9) Related Party Transactions

The Company leases office space from Holdings under an operating lease agreement that is to expire on May 31, 2022. The lease payments totaled $920,155 for the year ended December 31, 2019.

The Company has advanced funds to its Parent. These advances are noninterest bearing and there are no scheduled repayment terms. Total receivable from Parent as of December 31, 2019 was $714,441. Receivables from other related parties totaled $4,348 at December 31, 2019.

(10) Trading Activities and Related Risks

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments may include outstanding delayed delivery, underwriting and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management trading and financing activities. These contracts are valued at fair value.

Additionally, in the normal course of business, the Company enters into financial transactions where there is risk of potential loss due to changes in fair value ("market risk") or failure of the other party to the transaction to perform ("credit risk").

Market risk is the potential change in fair value caused by fluctuations in market prices of an underlying financial instrument. Subsequent market fluctuations may require selling securities owned at prices that differ from the fair values reflected in the statement of financial condition. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company seeks to control such market risk by measuring and monitoring its risk limits on a regular basis.

Credit risk is the possibility that a loss may occur due to the failure of counterparty to perform according to the terms of the contract. A significant portion of the Company's assets are dependent upon the credit worthiness of the Company's clearing organization. The Company monitors its exposure to these credit risks on a regular basis.

The Company also engages in activities involving the execution of various securities transactions for the benefit of customers. These services are provided on fully disclosed basis. These activities may expose the Company to credit risk including off-balance sheet and market risks in the event client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase the Company's risk.